SELECT*LIFE NY

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
and its
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I

Supplement Dated March 26, 2008, to your Prospectus Dated May 1, 2001

This supplement updates and amends certain information contained in your prospectus dated May 1, 2001. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
UPCOMING FUND MERGERS

ING Lord Abbett U.S. Government Securities Portfolio. Effective April 28, 2008, the ING Lord Abbett U.S. Government Securities Portfolio will merge into and become part of the ING VP Intermediate Bond Portfolio. Because of this merger, your investment in the ING Lord Abbett U.S. Government Securities Portfolio will automatically become an investment in the ING VP Intermediate Bond Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING Lord Abbett U.S. Government Securities Portfolio will be automatically allocated to the ING VP Intermediate Bond Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section on page 33 of your Policy prospectus for information about making Fund allocation changes.**

ING Mid Cap Growth Portfolio. On April 28, 2006, the Sub-Account that invests in the ING Mid Cap Growth Portfolio (formerly known as the ING FMR^{SM} Mid Cap Growth Portfolio) was closed to new investors and to new investments by existing investors. Effective April 28, 2008, the ING Mid Cap Growth Portfolio will merge into and become part of the ING VP MidCap Opportunities Portfolio (which is also closed to new investors and to new investments by existing investors). Because of this merger, your investment in the ING Mid Cap Growth Portfolio will automatically become an investment in the ING VP MidCap Opportunities Portfolio with an equal total net asset value. Policy owners who have Accumulation Value allocated to the Sub-Account that invests in the ING VP MidCap Opportunities Portfolio following the merger may leave their Accumulation Value in that Sub-Account but future allocations and transfers into this Sub-Account will be prohibited. If your most recent premium allocation instructions include the Sub-Account that corresponds to the ING VP MidCap Opportunities Portfolio, premium received that would have been allocated to the Sub-Account corresponding to this Fund will be automatically allocated among the other available Sub-Accounts according to your most recent allocation instructions. If there are no other such Sub-Accounts, you must provide us with alternative instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section on page 33 of your Policy prospectus for information about making Fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your Policy entering the 61 day grace period and/or your Policy lapsing without value. **See the "Lapse" section on page 31 of your Policy prospectus for more information about how to keep your Policy from lapsing. See also the "Reinstatement" section on page 32 of your Policy prospectus for more information about how to put your Policy back in force if it has lapsed.**

ING Neuberger Berman Regency Portfolio. Effective April 28, 2008, the ING Neuberger Berman Regency Portfolio will merge into and become part of the ING Pioneer Mid Cap Value Portfolio. Because of this merger, your investment in the ING Neuberger Berman Regency Portfolio will automatically become an investment in the ING Pioneer Mid Cap Value Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING Neuberger Berman Regency Portfolio will be automatically allocated to the ING Pioneer Mid Cap Value Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section on page 33 of your Policy prospectus for information about making Fund allocation changes.**

ING UBS U.S. Allocation Portfolio. Effective April 28, 2008, the ING UBS U.S. Allocation Portfolio will merge into and become part of the ING Van Kampen Equity and Income Portfolio. Because of this merger, your investment in the ING UBS U.S. Allocation Portfolio will automatically become an investment in the ING Van Kampen Equity and Income Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING UBS U.S. Allocation Portfolio will be automatically allocated to the ING Van Kampen Equity and Income Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section on page 33 of your Policy prospectus for information about making Fund allocation changes.**

ING Van Kampen Large Cap Growth Portfolio. Effective April 28, 2008, the ING Van Kampen Large Cap Growth Portfolio (formerly known as the ING FMR^{SM} Large Cap Growth Portfolio) will merge into and become part of the ING Van Kampen Capital Growth Portfolio. Because of this merger, your investment in the ING Van Kampen Large Cap Growth Portfolio will automatically become an investment in the ING Van Kampen Capital Growth Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING Van Kampen Large Cap Growth Portfolio will be automatically allocated to the ING Van Kampen Capital Growth Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section on page 33 of your Policy prospectus for information about making Fund allocation changes.**

You will not incur any fees or charges or any tax liability because of these mergers, and your Accumulation Value immediately before the mergers will equal your Accumulation Value immediately after the mergers.

There will be no further disclosure regarding the ING Lord Abbett U.S. Government Securities, ING Mid Cap Growth, ING Neuberger Berman Regency, ING UBS U.S. Allocation and ING Van Kampen Large Cap Growth Portfolios in future supplements to the prospectus.

Please note the following summary information about the ING Van Kampen Capital Growth Portfolio:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.

IMPORTANT INFORMATION REGARDING
UPCOMING FUND CLOSURES

Effective April 28, 2008, the following Funds will be closed to new investors and to new investments by existing investors:
- ING VP High Yield Bond Portfolio;
- ING VP Real Estate Portfolio; and
- ING PIMCO Total Return Portfolio.

Policy owners who have Accumulation Value allocated to a Sub-Account that invests in one of these closed Funds after April 28, 2008, may leave their Accumulation Value in that Sub-Account but future allocations and transfers into that Sub-Account will be prohibited. If your most recent premium allocation instructions include a Sub-Account that corresponds to one of these closed Funds, premium received that would have been allocated to the Sub-Account corresponding to the closed Fund will be automatically allocated among the other available Sub-Accounts according to your most recent allocation instructions. If there are no other such Sub-Accounts, you must provide us with alternative instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050. **See the "Transfers" section of your Policy prospectus for information about making Fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your Policy entering the 61 day grace period and/or your Policy lapsing without value. **See the "Lapse" section on page 31 of your Policy prospectus for more information about how to keep your Policy from lapsing. See also the "Reinstatement" section on page 32 of your Policy prospectus for more information about how to put your Policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in these Funds, can be found in the current prospectus and Statement of Additional Information for that Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050